UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Colombia Gold Corp.

Full Name of Registrant

Former Name if Applicable

Carrera 49 No. 51-11 Suite 402

Address of Principal Executive Office (Street and Number)

Copacabana, Antioquia Colombia

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to compile the necessary financial information required to prepare a complete filing.  Thus, the Company would be unable to file the periodic report in a timely manner without unreasonable effort or expense.  The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2010.  The Company does not expect that it will file within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tony Langford	(847)	915-6007
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes       ☒                 No    ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes        ☒                 No     ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to increased operating expenses and other losses incurred in connection with a settlement and release agreement the Company entered into during the reporting period that provided for its relinquishment of its fifty percent interest in the outstanding capital stock of Beardmore, which indirectly held the mining rights to properties in Peru, management expects significant changes in the results of operations comparing the third quarter of 2011 to the third quarter of 2010.  The Company did not generate any revenue in the three or nine months ended September 30, 2011 or 2010.  For the three and nine months ended September 30, 2010, the Company reported operating expenses of $193,032 and $423,192, respectively.  The Company is anticipating that it will report expenses of $326,149 for the three months ended September 30, 2011 and $1,212,597 for the nine months ended September 30, 2011.  The anticipated increase in expenses is attributable to increased interest attributable to convertible promissory notes issued in June 2010.

The Company did not report and other income or loss  for the three and nine months ended September 30, 2010.  The Company is anticipating that it will report other losses of $6,715,851 for the three and nine months ended September 30, 2011atttributeable to a write down in assets of $7,260,000 and loss of $2,258,755 on its investment in Beardmore and disposition the mining rights to properties in Peru indirectly held by Beardmore, which was partially offset by other income of $2,802,904 attributable to forgiveness of debt associated with the aforementioned settlement and release agreement.  Due to the above, the Company is anticipating reporting a net loss for the three and nine months ended September 30, 2011 of $7,042,000 and $7,928,448, respectively.

* * * * *

First Colombia Gold Corp.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2011	By:	/s/ Tony Langford
Tony Langford
	Its:	Chief Executive Officer and Chief Financial Officer